Exhibit 99.9

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

(Incorporated in the Cayman Islands as an exempted company with limited liability)

(Nasdaq Ticker: AIH)

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED (THE “COMPANY”) FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 15, 2020.

The undersigned, a holder of                         ordinary shares, par value US$0.001 per share, of the Company (“Ordinary Shares”) hereby acknowledges receipt of the notice of the annual general meeting of shareholders of the Company (the “Meeting”) (the “Notice”) and accompanying proxy statement, and hereby appoints

                                                                                                                                                           (insert name) of                                                                                                                                                             (insert address) or THE CHAIRMAN OF THE MEETING on behalf and in the name of the undersigned, as the undersigned’s proxy to represent the undersigned at the Meeting to be held at Room 1202, Building B, Zhihui Guangchang, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, P.R.C. at 3 p.m. (China Standard Time) on September 15, 2020 (which is 3 a.m. (Eastern Daylight Time) on September 15, 2020) or at any adjournment thereof, and to vote all the aforesaid Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the resolutions set out in the Notice, with or without amendments, (i) as specified by the undersigned below or, if not so specified, at the discretion of the proxy and (ii) at the discretion of the proxy upon such other business as may properly come before the Meeting.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the holder of the proxy on the resolutions set out in the Proxy Statement and the Notice of the Meeting (as summarized below):

1.                                      Ordinary Resolution 1: That the execution, delivery and performance by the Company or its relevant subsidiaries of each of:

(a)         the CN Purchase Agreement to be entered into by and among the Company, the Investor and its security trustee, in substantially the form attached to the Proxy Statement as Schedule A (the “CN Purchase Agreement”), pursuant to which (i) the Company sell and issue to Peak Asia Investment Holdings V Limited (the “Investor”), one of its major shareholders, and that the Investor purchase from the Company a certain convertible note in a principal amount of US$5,000,000 and, upon the Company’s written request and at the Investor’s absolute discretion, another convertible note in a principal amount of no more than US$5,000,000 (together, the “Convertible Notes”) (the “CN Issuance”); and (ii) the Convertible Notes may be converted or redeemed in accordance with the terms of the Convertible Notes as set out in the CN Purchase Agreement;

(b)         the form of the Convertible Notes to be executed by the Company and agreed and accepted by the Investor, which is included as a schedule to the CN Purchase Agreement;

(c)          the Exit Payments Agreement to be entered into by and among the Company, the Investor, Dr. Zhou Pengwu and Ms. Ding Wenting, in substantially the form attached to the Proxy Statement as Schedule B (the “Exit Payments Agreement”), pursuant to which the Investor will be entitled to a payment of up to US$3,000,000 for each Convertible Note it purchases (up to US$6,000,000 in aggregate to the extent it elects to purchase both Convertible Notes), if within a period of two years and six months (extendable for another six months) the conditions set out in the Exit Payments Agreement are met;

(d)         the First Rank Deed of Share Charge over 51% of Shares in Dragon Jade Holdings Limited (龍翠控股有限公司) (the “BVI Subsidiary”) by the Company in favour of the Investor and certain ancillary deliverables, in substantially the form attached to the Proxy Statement as Schedule C (the “BVI Share Charge”);

(e)          the First Rank Deed of Share Charge Over 51% of Shares in Peng Oi Investment (Hong Kong) Holdings Limited (鹏爱投资（香港）集团有限公司) (the “HK Subsidiary”) by the BVI Subsidiary in favour of the Investor and certain ancillary deliverables, in substantially the form attached to the Proxy Statement as Schedule D (the “HK Share Charge”); and

(f)           the Equity Interest Pledge Agreements (股权质押协议) to be entered into by and among, the HK Subsidiary, Peng Yi Da Business Consulting Co., Ltd. (鹏意达商务咨询（深圳）有限公司) (the “WFOE”) , and the Investor and/or its designated security trustee, in substantially the forms attached to the Proxy Statement as Schedule E-1 and Schedule E-2 (collectively with the BVI Share Charge and the HK Share Charge, the “Share Pledges”),

(collectively, the “Transaction Documents”), and any and all other documents, agreements, instruments or certificates required or contemplated by any of the Transaction Documents, or deemed necessary or appropriate in connection therewith (including any de-registration, registration or release documents), and the consummation of the transactions contemplated thereby including the CN Issuance and the creation of the Share Pledges.

For	Against	Abstain
☐	☐	☐

Ordinary Resolution 2: That such number of ordinary shares, par value US$0.001 per share of the Company (“Ordinary Shares”) be reserved, and the Board of Directors of the Company be authorized to reserve such number of Ordinary Shares, as may be required from time to time, to satisfy the conversion rights of the Investor in relation to and pursuant to the applicable Transaction Documents, and that the issuance of the Company’s ordinary shares pursuant to the exercise by the Investor of its contractual conversion rights pursuant to the terms and conditions of the CN Purchase Agreement be approved and confirmed in all respects, and the Company’s registered office provider be authorized and instructed to procure that the Company’s register of members be updated to effect the issuance of such shares to the Investor or its nominee upon such exercise of the Investor’s conversion rights.

For	Against	Abstain
☐	☐	☐

Ordinary Resolution 3: Re-Election of Ms. Cathy Peng as a Director of the Company.

For	Against	Abstain
☐	☐	☐

Ordinary Resolution 4: That each of the Directors and officers and the registered office provider or registered agent of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such Director or officer, in his or her absolute discretion, thinks fit.

For	Against	Abstain
☐	☐	☐

Dated:                         , 2020

Shareholder Name:

Signature

This Proxy Card must be signed by the person registered in the Register of Members of the Company at the close of business on September 5, 2020 (China Standard Time). In the case of a corporation, this Proxy Card must be executed either under seal or under the hand of a duly authorized officer or attorney.

NOTES

1.                                      A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his/her stead. If the Chairman of the Meeting is so appointed as the proxy, the Chairman will vote FOR the proposed resolutions. If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

2.                                      IF YOU WISH TO VOTE FOR A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.”

3.                                      Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the Company’s registered office at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands, with a copy delivered to its offices at Room 1202, Building B, Zhihui Guangchang, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, P.R.C. (attention: Carina Yu), as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned meeting.

Any proxy given may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date. A written notice of revocation must be delivered to the Company’s registered office at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands, with a copy delivered to its offices at Room 1202, Building B, Zhihui Guangchang, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, P.R.C. (attention: Carina Yu) prior to the Meeting. A duly executed proxy bearing a later date must be delivered to the Company’s registered office at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands, with a copy delivered to its offices at Room 1202, Building B, Zhihui Guangchang, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, P.R.C. (attention: Carina Yu) no later than 48 hours prior to the Meeting.

4.                                      In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members of the Company.

5.                                      If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his or her discretion as to whether he/she votes and if so how.

6.                                      This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.